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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              MK RESOURCES COMPANY
                           (formerly MK Gold Company)
                                (Name of Issuer)

     COMMON STOCK, $0.01 PAR VALUE               55305P 10 0
      (Title of class of securities)           (CUSIP number)

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000

                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 OCTOBER 1, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

                         (Continued on following pages)
                               (Page 1 of 5 pages)
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NY2:\1469619\01\VHYR01!.DOC\76830.0212


----------------------------------------------------------------------              ------------------------------------------------
CUSP No.  527288 5 10 4                                                    13D
----------------------------------------------------------------------              ------------------------------------------------
------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- -----------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [  ]
                                                                                                                           (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------- -----------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                             [  ]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           27,212,735
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         None
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      27,212,735
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    None

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        27,212,735

------------------- ---------------------------------------------------------------------------------------------------- -----------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [ ]
                    See Item 5.
------------------- ---------------------------------------------------------------------------------------------------- -----------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   72.5%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- -------------------------------------------------------------


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
           Item 1.   Security and Issuer.
                     -------------------


           This Statement constitutes Amendment No. 6 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Leucadia National Corporation ("Leucadia") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MK Resources Company (formerly MK Gold Company) (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

           Item 4.   Purpose of the Transaction.
                     --------------------------

           In the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (the "June 30, 2004 Form 10-Q"), the Company reported that in the event the Company was unable to complete its proposed public offering of Common Stock prior to October 2004, the Company would need to seek to increase its existing credit facility with Leucadia or obtain cash from other sources to continue to fund its operating expenses. The proposed public offering has not yet been completed. Accordingly, the Company and Leucadia have engaged in discussions regarding an increase in the existing credit facility.

           In connection with the proposed public offering, pursuant to a Loan Conversion Agreement, dated July 26, 2004, between the Company and Leucadia, a copy of which is filed as Exhibit 10.1 to the June 30, 2004 Form 10-Q and incorporated herein by reference, Leucadia agreed to convert the Company's outstanding debt under its existing credit facility with Leucadia into shares of Common Stock at the price at which shares are sold to the public in the proposed public offering. The Loan Conversion Agreement terminated on September 30, 2004 in accordance with its terms. None of the Company's outstanding debt to Leucadia was converted pursuant to the Loan Conversion Agreement.

           It is likely that any amendment to the existing credit facility would include a conversion feature that would permit Leucadia to convert amounts outstanding under the Company's existing credit facility with Leucadia into shares of Common Stock. The terms of any such amendment, including the terms of the conversion feature, have not yet been negotiated. There can be no assurance that Leucadia and the Company will enter into an amendment to the existing credit facility or if entered into, what the terms of any such amendment will be.

           The Company's press release dated October 1, 2004, a copy of which is filed as Exhibit 99 to the Company's Current Report on Form 8-K dated October 1, 2004, is incorporated herein by reference.

           Except as discussed above, Leucadia has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D

           Item 5.   Interest in Securities of the Issuer.
                     ------------------------------------

           (a) As of the date of this Amendment N. 6, Leucadia owns 27,212,735 shares of Common Stock, representing approximately 72.5% of the outstanding Common Stock of the Company.

           (b) As of the date of this Amendment No. 6, Leucadia has sole dispositive powers with respect to 27,212,735 shares of Common Stock.

           (c) Not applicable

           (d) Not applicable

           (e) Not applicable


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                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  October 1, 2004

                                           LEUCADIA NATIONAL CORPORATION

                                           By: /s/ Barbara L. Lowenthal
                                              ----------------------------------
                                              Name:   Barbara L. Lowenthal
                                              Title:  Vice President












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